UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras reports on the Public Offering of Debentures

Rio de Janeiro, August 30, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that today it was notified on the suspension of the public offering of simple, non-convertible, unsecured debentures, in up to three (3) series, of the seventh (7th) issue of the company (“Debentures”), for a period of up to 30 days, by decision of the Brazilian Securities and Exchange Commission (“CVM”).

CVM understood that holding and disclosing an interview conducted by XP Investimentos Corretora de Câmbio, Tĺtulos e Valores Mobiliários S.A., on 08/27/2019, with the Chief Financial and Investor Relations Officer, Andrea Almeida, did not comply with the art. 48 of CVM Instruction 400, which provides that the issuer, the offeror and the intermediary institutions involved in a public offering of distribution shall not make any statements over the media about the offer or the offeror until the announcement of the distribution completion.

The company clarifies that investors who have already adhered to the Offering - if they wish to do so - will have five business days to withdraw from the investment, pursuant to the Preliminary Prospectus disclosed on August 16, 2019.

Petrobras is currently evaluating the consequences on the Offering estimated schedule and will keep the market duly informed of any adjustments that may be necessary in connection with the suspension of the Offering.

The company reaffirms that investors must base their investment decision on the Offering documentation (notably the Preliminary Prospectus and the Reference Form of the company) as well as information disclosed by the Issuer as a result of its obligations as a public company, and shall disregard any statements made by its representatives, which may contain personal views not related to technical aspects and without presenting to potential investors the risks associated to the securities issued.

The Company is taking reasonable steps to reverse the suspension and any material facts deemed relevant will be disclosed to the market in due time pursuant to applicable laws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer